SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

18005350

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6701 Center Drive West, #1450
(No. and Street)

Los Angeles (City) CA (State) 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Carroll 310-943-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

JULIE KATHRYN GOOKIN
NOTARY PUBLIC 7763346
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES FEBRUARY 28, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2017

Contents

PART I

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income (loss)	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	5 - 7

SCHEDULES

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	8
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3	10

PART II

Exemption Report	11-12

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Triton Pacific Securities, LLC
Los Angeles, CA 90045

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC, as of December 31, 2017 and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Triton Pacific Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Triton Pacific Securities, LLC's management. My responsibility is to express an opinion on Triton Pacific Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Triton Pacific Securities, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Triton Pacific Securities, LLC's auditor since 2009.
Rocklin, CA
February 22, 2018

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 79,827
Commissions receivable	24,390
Due from affiliates	4,693
Prepaid expenses	21,936
Total Assets	130,846
Fixed Assets, at cost, net of accumulated depreciation of $7,765	15,070
Deposits	7,086
Total assets	**$ 153,002**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 48,413
Commissions payable	13,877
Due to affiliates	21,746
Total liabilities	84,036
Members' Equity	68,966
Total Liabilities and Members' Equity	**$ 153,002**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2017

Revenue	
Commissions and fees	$ 1,230,050
Total revenue	1,230,050
Operating Expenses	
Amortization Expense	27,740
Commission expense	972,596
Depreciation Expense	2,003
Insurance	3,491
Office expense	23,192
Outside services	81,202
Professional fees	21,411
Regulatory fees	28,569
Rent	84,281
Salaries and wages	1,189,030
Telephone	20,268
Other general and administrative expenses	33,233
Total operating expenses	2,487,016
Reimbursement from affiliate	(1,263,766)
Net income before income tax provision	6,800
Income tax provision	6,800
Net loss	$ -

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	68,966
Capital contribution		-
Net Income (Loss)		-
Balance, December 31, 2017	$	68,966

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net income	$	-
Depreciation & amortization		29,743
Changes in operating assets and liabilities:		
Commission receivable		24,139
Prepaid expenses		(30,371)
Deposits		(0)
Accounts payable and accrued expenses		16,998
Commissions payable		(26,928)
Net cash used by operating activities		13,581
Cash Flows for Investing Activities:		
Purchase of fixed assets		(5,060)
Disposal of fixed assets		-
Net cash used by investing activities		(5,060)
Cash Flows from Financing Activities:		
Due to affiliates		(43,471)
Capital contribution		-
Net cash flows provided by financing activities		(43,471)
Net increase in cash		(34,950)
Cash at beginning of year		114,777
Cash at end of year	$	79,827
Supplemental Information		
Interest paid	$	-
Taxes paid	$	6,800

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Triton Pacific Securities, LLC.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a

Note 2 – Significant Accounting Policies (Continued)

provision for a gross receipts tax and a minimum Franchise Tax of $6,800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation – Is provided on a straight-line basis using estimated useful lives of three to ten years.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

Triton Pacific Capital Partners, LLC ("TPCP") may pay certain expenses of the Company upfront and receive reimbursement subsequent to the transactions. Approximately $21,746 was due to TPCP and other affiliated companies on December 31, 2017, and $4,693 was due from affiliated companies.

Effective July 1, 2015 the Company entered into an Expense Reimbursement Agreement with Triton Pacific Adviser ("TPA"), an affiliated registered investment adviser. TPA is the Adviser to Triton Pacific Investment Corporation, Inc., a registered investment company structured as a business development company. The Company is the Dealer Manager for a current offering. Pursuant to this Expense Reimbursement Agreement, TPA has agreed to reimburse up to 100% of the operating expenses of the Company. For the year ended December 31, 2017, $1,263,766 was reimbursed to the Company under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $18,342 which was $12,740 in excess of its required net capital of $5,602. The Company's net capital ratio was 4.58 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2017, the Company recorded gross receipts tax of $6,800.

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Leasing Arrangements

The Company leases office space under a non-cancelable operating lease expiring April 30, 2019. At December 31, 2017, the future minimum lease payments under the lease agreement were as follows:

2018	68,181
2019	23,181
TOTAL	$157,558

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 28, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements. In January 2018, the Company made a payment of $10,000 to FINRA for settlement of an alleged rules violation related to the registration of a principal.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2017

Computation of net capital			
Member's capital		$	68,966
Less: Non-allowable assets:			
Commissions receivable net of payable	1,839		
Deposits	7,086		
Due from affiliates	4,693		
Prepaid expenses	21,936		
Other assets	15,070		50,624
Net capital		$	18,342
Computation of net capital requirements			
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$	5,602
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above)		$	5,602
Excess net capital		$	12,740
Computation of aggregate indebtedness			
Total liabilities		$	84,036
Aggregate indebtedness to net capital			4.58

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per unaudited schedule		21,842
Adjustments:		
Provision for taxes		(3,500)
Net capital per audited statements	$	18,342

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Triton Pacific Securities, LLC
Los Angeles, CA 90045

I have reviewed management's statements, included in the accompanying Triton Pacific Securities, LLC (the "Company") Exemption Report in which (1) Triton Pacific Securities, LLC identified the following provisions of 17C.F.R. §15c3-3(k) under which the Triton Pacific Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the Triton Pacific Securities, LLC stated that the Triton Pacific Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Triton Pacific Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triton Pacific Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 22, 2018

TritonPacific
Securities, LLC

February 21, 2018

Elizabeth Tractenberg, CPA
2367 Clubhouse Dr.
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,

M. J. Carroll

CFO